UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Itron, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

465741106
(CUSIP Number)

JEROME J. LANDE
COPPERSMITH CAPITAL MANAGEMENT, LLC
1 World Trade Center, 85th Floor
New York, New York 10007
(212) 804-8001

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 14, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON COPPERSMITH VALUE PARTNERS II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 160,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 160,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON PN

____________________
* An aggregate of 3,268,102 Shares, constituting approximately 8.6% of the Shares outstanding, are reported in this Amendment No. 2 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON COPPERSMITH CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 160,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 160,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

____________________
* An aggregate of 3,268,102 Shares, constituting approximately 8.6% of the Shares outstanding, are reported in this Amendment No. 2 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON COPPERSMITH CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 920,259
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 920,259
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 920,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%*
14	TYPE OF REPORTING PERSON OO

____________________
* An aggregate of 3,268,102 Shares, constituting approximately 8.6% of the Shares outstanding, are reported in this Amendment No. 2 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON JEROME J. LANDE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 920,259
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 920,259
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 920,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%*
14	TYPE OF REPORTING PERSON IN

____________________
* An aggregate of 3,268,102 Shares, constituting approximately 8.6% of the Shares outstanding, are reported in this Amendment No. 2 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON CRAIG ROSENBLUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 920,259
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 920,259
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 920,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%*
14	TYPE OF REPORTING PERSON IN

____________________
* An aggregate of 3,268,102 Shares, constituting approximately 8.6% of the Shares outstanding, are reported in this Amendment No. 2 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA LONG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,202
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 22,202
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,202
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

____________________
* An aggregate of 3,268,102 Shares, constituting approximately 8.6% of the Shares outstanding, are reported in this Amendment No. 2 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA LB LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,121
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 34,121
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,121
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

____________________
* An aggregate of 3,268,102 Shares, constituting approximately 8.6% of the Shares outstanding, are reported in this Amendment No. 2 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA PX LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 628,816
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 628,816
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 628,816
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%*
14	TYPE OF REPORTING PERSON OO

____________________
* An aggregate of 3,268,102 Shares, constituting approximately 8.6% of the Shares outstanding, are reported in this Amendment No. 2 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,519
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,519
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,519
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

____________________
* An aggregate of 3,268,102 Shares, constituting approximately 8.6% of the Shares outstanding, are reported in this Amendment No. 2 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA WINDMILL FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 442,486
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 442,486
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,486
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%*
14	TYPE OF REPORTING PERSON PN

____________________
* An aggregate of 3,268,102 Shares, constituting approximately 8.6% of the Shares outstanding, are reported in this Amendment No. 2 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,784
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 120,784
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,784
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON PN

____________________
* An aggregate of 3,268,102 Shares, constituting approximately 8.6% of the Shares outstanding, are reported in this Amendment No. 2 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA PX INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 837,598
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 837,598
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 837,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%*
14	TYPE OF REPORTING PERSON PN

____________________
* An aggregate of 3,268,102 Shares, constituting approximately 8.6% of the Shares outstanding, are reported in this Amendment No. 2 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA LB INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 92,095
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 92,095
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON PN

____________________
* An aggregate of 3,268,102 Shares, constituting approximately 8.6% of the Shares outstanding, are reported in this Amendment No. 2 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA LONG INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 93,168
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 93,168
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON PN

____________________
* An aggregate of 3,268,102 Shares, constituting approximately 8.6% of the Shares outstanding, are reported in this Amendment No. 2 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA CAPITAL GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,289,789
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,289,789
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,289,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%*
14	TYPE OF REPORTING PERSON OO

____________________
* An aggregate of 3,268,102 Shares, constituting approximately 8.6% of the Shares outstanding, are reported in this Amendment No. 2 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA CAPITAL MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,347,843
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,347,843
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,347,843
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%*
14	TYPE OF REPORTING PERSON PN

____________________
* An aggregate of 3,268,102 Shares, constituting approximately 8.6% of the Shares outstanding, are reported in this Amendment No. 2 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA MANAGEMENT, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,347,843
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,347,843
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,347,843
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%*
14	TYPE OF REPORTING PERSON CO

____________________
* An aggregate of 3,268,102 Shares, constituting approximately 8.6% of the Shares outstanding, are reported in this Amendment No. 2 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON MATTHEW SIROVICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,347,843
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,347,843
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,347,843
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%*
14	TYPE OF REPORTING PERSON IN

____________________
* An aggregate of 3,268,102 Shares, constituting approximately 8.6% of the Shares outstanding, are reported in this Amendment No. 2 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON JEREMY MINDICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,347,843
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,347,843
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,347,843
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%*
14	TYPE OF REPORTING PERSON IN

____________________
* An aggregate of 3,268,102 Shares, constituting approximately 8.6% of the Shares outstanding, are reported in this Amendment No. 2 to the Schedule 13D. See Item 5 for further detail.

CUSIP NO. 465741106

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. An aggregate of 3,268,102 Shares, constituting approximately 8.6% of the Shares outstanding, are reported in this Amendment No. 2 to the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Coppersmith Value II and held in the Coppersmith Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 160,000 Shares beneficially owned by Coppersmith Value II is approximately $4,760,874, including brokerage commissions. The aggregate purchase price of the 760,259 Shares held in the Coppersmith Accounts is approximately $24,999,999, including brokerage commissions.

The Shares purchased by each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and held in the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 22,202 Shares beneficially owned by Scopia Long is approximately $711,353, excluding brokerage commissions.

The aggregate purchase price of the 34,121 Shares beneficially owned by Scopia LB is approximately $1,088,497, excluding brokerage commissions.

The aggregate purchase price of the 628,816 Shares beneficially owned by Scopia PX is approximately $20,025,491, excluding brokerage commissions.

The aggregate purchase price of the 18,519 Shares beneficially owned by Scopia Partners is approximately $590,183, excluding brokerage commissions.

The aggregate purchase price of the 442,486 Shares beneficially owned by Scopia Windmill is approximately $14,112,479, excluding brokerage commissions.

The aggregate purchase price of the 120,784 Shares beneficially owned by Scopia International is approximately $3,850,407, excluding brokerage commissions.

The aggregate purchase price of the 837,598 Shares beneficially owned by Scopia PX International is approximately $26,686,590, excluding brokerage commissions.

The aggregate purchase price of the 92,095 Shares beneficially owned by Scopia LB International is approximately $2,919,694, excluding brokerage commissions.

The aggregate purchase price of the 93,168 Shares beneficially owned by Scopia Long International is approximately $2,984,248, excluding brokerage commissions.

CUSIP NO. 465741106

The aggregate purchase price of the 58,054 Shares held in the Managed Account is approximately $1,850,428, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 38,138,896 Shares outstanding as of July 31, 2015, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on August 6, 2015.

A.	Coppersmith Value II

(a)	As of the close of business on October 15, 2015, Coppersmith Value II beneficially owned 160,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 160,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 160,000
4. Shared power to dispose or direct the disposition: 0

(c)	Coppersmith Value II has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

B.	Coppersmith Partners

(a)	Coppersmith Partners, as the general partner of Coppersmith Value II, may be deemed the beneficial owner of the 160,000 Shares owned by Coppersmith Value II.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 160,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 160,000
4. Shared power to dispose or direct the disposition: 0

(c)	Coppersmith Partners has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

C.	Coppersmith Capital

(a)
As of the close of business on October 15, 2015, 760,259 Shares were held in the Coppersmith Accounts. Coppersmith Capital, as the Investment Manager of Coppersmith Value II and the Coppersmith Accounts, may be deemed the beneficial owner of the (i) 160,000 Shares owned by Coppersmith Value II and (ii) 760,259 Shares held in the Coppersmith Accounts.

Percentage: Approximately 2.4%

CUSIP NO. 465741106

(b)	1. Sole power to vote or direct vote: 920,259
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 920,259
4. Shared power to dispose or direct the disposition: 0

(c)	Coppersmith Capital has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

D.	Mr. Lande

(a)
Mr. Lande, as the Managing Member of each of Coppersmith Partners and Coppersmith Capital, may be deemed the beneficial owner of the (i) 160,000 Shares owned by Coppersmith Value II and (ii) 760,259 Shares held in the Coppersmith Accounts.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 920,259
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 920,259

(c)	Mr. Lande has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

E.	Mr. Rosenblum

(a)
Mr. Rosenblum, as a Member of each of Coppersmith Partners and Coppersmith Capital, may be deemed the beneficial owner of the (i) 160,000 Shares owned by Coppersmith Value II and (ii) 760,259 Shares held in the Coppersmith Accounts.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 920,259
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 920,259

(c)	Mr. Rosenblum has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

F.	Scopia Long

(a)	As of the close of business on October 15, 2015, Scopia Long beneficially owned 22,202 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 22,202
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 22,202
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 465741106

(c)	The transactions in the Shares by Scopia Long since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.	Scopia LB

(a)	As of the close of business on October 15, 2015, Scopia LB beneficially owned 34,121 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 34,121
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 34,121
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia LB since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

H.	Scopia PX

(a)	As of the close of business on October 15, 2015, Scopia PX beneficially owned 628,816 Shares.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 628,816
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 628,816
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia PX since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

I.	Scopia Partners

(a)	As of the close of business on October 15, 2015, Scopia Partners beneficially owned 18,519 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 18,519
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 18,519
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia Partners since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 465741106

J.	Scopia Windmill

(a)	As of the close of business on October 15, 2015, Scopia Windmill beneficially owned 442,486 Shares.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 442,486
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 442,486
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia Windmill since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

K.	Scopia International

(a)	As of the close of business on October 15, 2015, Scopia International beneficially owned 120,784 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 120,784
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 120,784
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia International since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

L.	Scopia PX International

(a)	As of the close of business on October 15, 2015, Scopia PX International beneficially owned 837,598 Shares.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: 837,598
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 837,598
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia PX International since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

M.           Scopia LB International

(a)	As of the close of business on October 15, 2015, Scopia LB International beneficially owned 92,095 Shares.

CUSIP NO. 465741106

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 92,095
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 92,095
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia LB International since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

N.           Scopia Long International

(a)	As of the close of business on October 15, 2015, Scopia Long International beneficially owned 93,168 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 93,168
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 93,168
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia Long International since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

O.	Scopia Capital

(a)
Scopia Capital, as the Managing Member of each of Scopia Long, Scopia LB, Scopia PX and Scopia Partners, and the general partner of each of Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International and Scopia Long International, may be deemed the beneficial owner of the: (i) 22,202 Shares owned by Scopia Long; (ii) 34,121 Shares owned by Scopia LB; (iii) 628,816 Shares owned by Scopia PX; (iv) 18,519 Shares owned by Scopia Partners; (v)  442,486 Shares owned by Scopia Windmill; (vi) 120,784 Shares owned by Scopia International; (vii) 837,598 Shares owned by Scopia PX International; (viii) 92,095 Shares owned by Scopia LB International; and (ix) 93,168 Shares owned by Scopia Long International.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 2,289,789
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,289,789
4. Shared power to dispose or direct the disposition: 0

(c)
Scopia Capital has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International and Scopia Long International since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 465741106

P.	Scopia Management

(a)
As of the close of business on October 15, 2015, 58,054 Shares were held in the Managed Account. Scopia Management, as the Investment Manager of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and the Managed Account, may be deemed the beneficial owner of the: (i) 22,202 Shares owned by Scopia Long; (ii) 34,121 Shares owned by Scopia LB; (iii) 628,816 Shares owned by Scopia PX; (iv) 18,519 Shares owned by Scopia Partners; (v)  442,486 Shares owned by Scopia Windmill; (vi) 120,784 Shares owned by Scopia International; (vii) 837,598 Shares owned by Scopia PX International; (viii) 92,095 Shares owned by Scopia LB International; (ix) 93,168 Shares owned by Scopia Long International; and (x)  58,054 Shares held in the Managed Account.

Percentage: Approximately 6.2%

(b)	1. Sole power to vote or direct vote: 2,347,843
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,347,843
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Scopia Management through the Managed Account and on behalf of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International and Scopia Long International since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Q.	Scopia Inc.

(a)
Scopia Inc., as the general partner of Scopia Management, may be deemed the beneficial owner of the: (i) 22,202 Shares owned by Scopia Long; (ii) 34,121 Shares owned by Scopia LB; (iii) 628,816 Shares owned by Scopia PX; (iv) 18,519 Shares owned by Scopia Partners; (v)  442,486 Shares owned by Scopia Windmill; (vi) 120,784 Shares owned by Scopia International; (vii) 837,598 Shares owned by Scopia PX International; (viii) 92,095 Shares owned by Scopia LB International; (ix) 93,168 Shares owned by Scopia Long International; and (x)  58,054 Shares held in the Managed Account.

Percentage: Approximately 6.2%

(b)	1. Sole power to vote or direct vote: 2,347,843
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,347,843
4. Shared power to dispose or direct the disposition: 0

(c)
Scopia Inc. has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and through the Managed Account since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 465741106

R.	Mr. Sirovich

(a)
Mr. Sirovich, as a Managing Member of Scopia Capital and Managing Director of Scopia Inc., may be deemed the beneficial owner of the: (i) 22,202 Shares owned by Scopia Long; (ii) 34,121 Shares owned by Scopia LB; (iii) 628,816 Shares owned by Scopia PX; (iv) 18,519 Shares owned by Scopia Partners; (v)  442,486 Shares owned by Scopia Windmill; (vi) 120,784 Shares owned by Scopia International; (vii) 837,598 Shares owned by Scopia PX International; (viii) 92,095 Shares owned by Scopia LB International; (ix) 93,168 Shares owned by Scopia Long International; and (x)  58,054 Shares held in the Managed Account.

Percentage: Approximately 6.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,347,843
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,347,843

(c)
Mr. Sirovich has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and through the Managed Account since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

S.	Mr. Mindich

(a)
Mr. Mindich, as a Managing Member of Scopia Capital and Managing Director of Scopia Inc., may be deemed the beneficial owner of the: (i) 22,202 Shares owned by Scopia Long; (ii) 34,121 Shares owned by Scopia LB; (iii) 628,816 Shares owned by Scopia PX; (iv) 18,519 Shares owned by Scopia Partners; (v)  442,486 Shares owned by Scopia Windmill; (vi) 120,784 Shares owned by Scopia International; (vii) 837,598 Shares owned by Scopia PX International; (viii) 92,095 Shares owned by Scopia LB International; (ix) 93,168 Shares owned by Scopia Long International; and (x)  58,054 Shares held in the Managed Account.

Percentage: Approximately 6.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,347,843
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,347,843

(c)
Mr. Mindich has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and through the Managed Account since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 465741106

An aggregate of 3,268,102 Shares, constituting approximately 8.6% of the Shares outstanding, are reported in this Amendment No. 2 to the Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 465741106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 16, 2015

COPPERSMITH VALUE PARTNERS II, LP

By:	Coppersmith Capital Partners, LLC General Partner

By:	/s/ Jerome J. Lande
	Name:	Jerome J. Lande
	Title:	Managing Member

COPPERSMITH CAPITAL PARTNERS, LLC

By:	/s/ Jerome J. Lande
	Name:	Jerome J. Lande
	Title:	Managing Member

COPPERSMITH CAPITAL MANAGEMENT, LLC

By:	/s/ Jerome J. Lande
	Name:	Jerome J. Lande
	Title:	Managing Member

/s/ Jerome J. Lande
JEROME J. LANDE

/s/ Craig Rosenblum
CRAIG ROSENBLUM

CUSIP NO. 465741106

SCOPIA LONG LLC SCOPIA LB LLC SCOPIA PX LLC SCOPIA PARTNERS LLC SCOPIA LONG INTERNATIONAL MASTER FUND LP	SCOPIA WINDMILL FUND LP SCOPIA INTERNATIONAL MASTER FUND LP SCOPIA PX INTERNATIONAL MASTER FUND LP SCOPIA LB INTERNATIONAL MASTER FUND LP

By: Scopia Capital Management LP
Investment Manager

By: Scopia Management, Inc.
General Partner

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director

SCOPIA CAPITAL MANAGEMENT LP

By:	Scopia Management, Inc. General Partner

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director

SCOPIA CAPITAL GP LLC			SCOPIA MANAGEMENT, INC.

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Member		Title:	Managing Director

/s/ Matthew Sirovich
MATTHEW SIROVICH

/s/ Jeremy Mindich
JEREMY MINDICH

CUSIP NO. 465741106

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

SCOPIA LONG LLC

258	31.4897	09/30/2015
406	31.5477	10/01/2015
404	31.4220	10/02/2015
663	33.5953	10/06/2015
352	33.7244	10/07/2015
281	34.7750	10/08/2015
204	34.8369	10/09/2015
204	34.7311	10/12/2015
326	34.6741	10/13/2015
401	34.4706	10/14/2015
197	34.7384	10/15/2015

SCOPIA LB LLC

387	31.4897	09/30/2015
621	31.5477	10/01/2015
619	31.4220	10/02/2015
2,868	32.9233	10/05/2015
759	33.5953	10/06/2015
388	33.7244	10/07/2015
310	34.7750	10/08/2015
225	34.8369	10/09/2015
225	34.7311	10/12/2015
359	34.6741	10/13/2015
441	34.4706	10/14/2015
217	34.7384	10/15/2015

SCOPIA PX LLC

7,958	31.4897	09/30/2015
13,428	31.5477	10/01/2015
13,364	31.4220	10/02/2015
8,106	33.5953	10/06/2015
12,428	33.7244	10/07/2015
9,923	34.7750	10/08/2015
7,198	34.8369	10/09/2015
7,198	34.7311	10/12/2015
11,518	34.6741	10/13/2015
14,146	34.4706	10/14/2015
6,968	34.7384	10/15/2015

CUSIP NO. 465741106

SCOPIA PARTNERS LLC

236	31.4897	09/30/2015
390	31.5477	10/01/2015
389	31.4220	10/02/2015
155	33.5953	10/06/2015
366	33.7244	10/07/2015
292	34.7750	10/08/2015
212	34.8369	10/09/2015
212	34.7311	10/12/2015
339	34.6741	10/13/2015
417	34.4706	10/14/2015
205	34.7384	10/15/2015

SCOPIA WINDMILL FUND LP

5,453	31.4897	09/30/2015
9,093	31.5477	10/01/2015
9,049	31.4220	10/02/2015
16,022	32.9233	10/05/2015
13,744	33.5953	10/06/2015
7,016	33.7244	10/07/2015
5,602	34.7750	10/08/2015
4,064	34.8369	10/09/2015
4,064	34.7311	10/12/2015
6,502	34.6741	10/13/2015
7,986	34.4706	10/14/2015
3,934	34.7384	10/15/2015

SCOPIA INTERNATIONAL MASTER FUND LP

1,525	31.4897	09/30/2015
2,590	31.5477	10/01/2015
2,577	31.4220	10/02/2015
1,731	33.5953	10/06/2015
2,387	33.7244	10/07/2015
1,906	34.7750	10/08/2015
1,383	34.8369	10/09/2015
1,383	34.7311	10/12/2015
2,212	34.6741	10/13/2015
2,717	34.4706	10/14/2015
1,338	34.7384	10/15/2015

SCOPIA PX INTERNATIONAL MASTER FUND LP

10,585	31.4897	09/30/2015
17,933	31.5477	10/01/2015
17,847	31.4220	10/02/2015
11,577	33.5953	10/06/2015
16,557	33.7244	10/07/2015
13,218	34.7750	10/08/2015
9,587	34.8369	10/09/2015
9,587	34.7311	10/12/2015
15,342	34.6741	10/13/2015
18,843	34.4706	10/14/2015
9,283	34.7384	10/15/2015

CUSIP NO. 465741106

SCOPIA LB INTERNATIONAL MASTER FUND LP

805	31.4897	09/30/2015
2,576	31.5477	10/01/2015
2,563	31.4220	10/02/2015
22,701	32.9233	10/05/2015
2,050	33.5953	10/06/2015
1,046	33.7244	10/07/2015
836	34.7750	10/08/2015
606	34.8369	10/09/2015
606	34.7311	10/12/2015
970	34.6741	10/13/2015
1,191	34.4706	10/14/2015
587	34.7384	10/15/2015

SCOPIA LONG INTERNATIONAL MASTER FUND LP

1,079	31.4897	09/30/2015
1,713	31.5477	10/01/2015
1,705	31.4220	10/02/2015
13	32.9233	10/05/2015
2,895	33.5953	10/06/2015
1,477	33.7244	10/07/2015
1,180	34.7750	10/08/2015
856	34.8369	10/09/2015
856	34.7311	10/12/2015
1,369	34.6741	10/13/2015
1,681	34.4706	10/14/2015
828	34.7384	10/15/2015

SCOPIA CAPITAL MANAGEMENT LP
(Through the Managed Account)

734	31.4897	09/30/2015
1,250	31.5477	10/01/2015
1,244	31.4220	10/02/2015
910	33.5953	10/06/2015
1,147	33.7244	10/07/2015
916	34.7750	10/08/2015
665	34.8369	10/09/2015
665	34.7311	10/12/2015
1,063	34.6741	10/13/2015
1,306	34.4706	10/14/2015
643	34.7384	10/15/2015